EXHIBIT 22

SUBSIDIARIES OF DIOMED HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Organization	Name(s) under which Business Conducted

Diomed, Inc.	Delaware	Diomed, Inc.; Diomed
Diomed, Ltd.	United Kingdom	Diomed, Ltd.; Diomed
StableFile Ltd.	United Kingdom	StableFile Ltd.; StableFile
Diomed PDT, Inc.	Delaware	Diomed PDT, Inc.; Diomed PDT Co